Contact:	Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

For Immediate Release

Gildan Activewear Announces Second Quarter Results and 2-for-1 Stock Split
– EPS U.S. $0.01 Above Previous Earnings Guidance –
– Company Reconfirms Full Year EPS Guidance –

Montréal, Thursday, May 3, 2007 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its second quarter ended April 1, 2007, as well as a 2-for-1 stock split. The Company also reiterated its earnings guidance for its 2007 fiscal year, and further updated its capital expenditure plans.

Second Quarter Sales and Earnings

Gildan reported second quarter net earnings of U.S. $21.1 million and diluted EPS of U.S. $0.35, after recording a restructuring charge in the quarter of U.S. $16.4 million after-tax or U.S $0.27 per share, which was primarily related to the previously announced restructuring of the Company’s Canadian and Mexican manufacturing facilities. Before reflecting the restructuring charge, adjusted net earnings and adjusted diluted EPS for the second quarter of fiscal 2007 amounted to U.S. $37.5 million or U.S. $0.62, up respectively 21.0% and 21.6% from net earnings of U.S. $31.0 million and diluted EPS of U.S. $0.51 in the second quarter of fiscal 2006, and U.S. $0.01 per share higher than the earnings guidance previously provided by the Company. The growth in EPS compared to last year was due to higher gross margins for activewear and continuing growth in activewear unit sales volumes, partially offset by increased selling, general and administrative and depreciation expenses. The impact of the Kentucky Derby Hosiery acquisition on the Company’s results in the second quarter was dilutive by U.S. $0.03 per share, due primarily to short-term inefficiencies in manufacturing and distribution costs which are expected to be eliminated by the fourth quarter, as the Company progresses with the implementation of its integration plan.

Sales in the second quarter amounted to U.S. $232.1 million, up 26.3% from U.S. $183.8 million in the second quarter of last year. The increase in sales revenues was due to U.S. $32.8 million of sock sales pursuant to the acquisition of Kentucky Derby Hosiery and an 11.2% increase in unit sales volumes for activewear, partially offset by a reduction in unit selling prices for activewear of approximately 2% compared to last year.

The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. The table below summarizes the S.T.A.R.S. data for market shares and industry growth in the U.S. distributor channel for the quarter ended March 31, 2007.

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q2 2007	Q2 2006		Q2 2007 vs.	Q2 2007 vs.
			Q2 2006	Q2 2006

47.4%	38.7%	All products	14.4%	(0.4)%

48.2%	39.6%	T-shirts	12.8%	(0.8)%

42.5%	30.5%	Fleece	59.8%	11.5%

35.7%	32.5%	Sport shirts	10.9%	(4.7)%

The slight decline in overall U.S. industry unit shipments for T-shirts in the March quarter is attributed primarily to unseasonably cold weather conditions, which, however, had a positive impact on shipments for fleece. In addition, shipments into the U.S. wholesale distributor channel were negatively impacted by the consolidation of warehouses being undertaken by the largest distributor, in order to reduce its inventory levels.

Growth in Gildan’s activewear sales in international markets in the second quarter was strong. In particular, unit shipments in Europe increased by 34% compared with the second quarter of fiscal 2006.

In March, the Company began shipment of its first branded sock program to a national retailer. Initial sell-through of Gildan branded product to consumers has exceeded expectations.

Gross margins in the second quarter of fiscal 2007 were 33.9%, versus 33.4% in the second quarter of fiscal 2006. The increase in gross margins was due to higher margins for activewear, largely offset by the impact of margins from the sale of socks, which do not yet reflect the anticipated cost synergies from the planned rationalization of the Company’s sock manufacturing operations. Excluding the impact of sock sales, gross margins in the second quarter of fiscal 2007 were 37.2%. The increase in gross margins for activewear compared to last year was due to further manufacturing efficiencies, together with more favourable product-mix, partially offset by lower selling prices and higher cotton costs compared to the low point in cotton prices in the first half of last year, and the non-recurrence of a U.S. $1.1 million reversal of a litigation reserve which positively impacted gross margins by 0.6% in the second quarter of fiscal 2006.

Selling, general and administrative expenses in the second quarter were U.S. $28.5 million, or 12.3% of sales, compared to U.S. $20.7 million, or 11.3% of sales, in the second quarter of last year. The increase in selling, general and administrative expenses was due to the impact of the acquisition of Kentucky Derby Hosiery, higher volume-related distribution costs, increased administration and information technology costs to support the Company’s continuing growth, and the non-recurrence of a favourable adjustment to bad debt reserves recorded in the second quarter of fiscal 2006. The increase of U.S. $1.8 million in depreciation and amortization expenses was due to the Company’s continuing investments in capacity expansion, combined with the impact of the Kentucky Derby Hosiery acquisition.

Restructuring and other charges in the second quarter amounted to U.S. $16.4 million, or U.S. $0.27 per share, primarily related to the previously announced restructuring of the Company's Canadian and Mexican operations, and the resulting relocation of Gildan’s corporate office. The restructuring charges for the quarter include severance and other cash costs of U.S. $13.6 million, and U.S. $2.8 million of asset impairment losses and accelerated depreciation, net of gains on asset disposals. The Company continues to expect that restructuring and other charges in fiscal 2007 will total U.S. $0.41 per share, including U.S. $0.06 per share of accelerated depreciation, as previously announced.

Year-to-date Sales and Earnings

Sales for the six months ended April 1, 2007 were U.S. $418.0 million, up 37.4% compared to the same period last year. The growth in sales reflected U.S. $75.4 million of sock sales, an increase of 12.7% in unit sales volumes for activewear and a higher-valued activewear product-mix, partially offset by a decrease in unit selling prices for activewear.

For the first six months of fiscal 2007, net earnings amounted to U.S. $36.8 million, or U.S. $0.61 per share on a diluted basis compared to net earnings of U.S. $47.2 million, or U.S. $0.78 per share, for the same period in fiscal 2006. Before the impact of restructuring and other charges, adjusted net earnings increased to U.S. $54.5 million, or U.S. $0.90 per share on a diluted basis. The increase in adjusted net earnings and adjusted diluted EPS was due to favourable manufacturing efficiencies, growth in activewear unit sales volumes and a higher-valued product-mix for activewear, partially offset by lower unit selling prices for activewear, higher cotton costs, increased SG&A and depreciation expenses and the impact of the Kentucky Derby Hosiery acquisition.

Cash Flow

During the second quarter of fiscal 2007, cash flow from operating activities less cash flow from investing activities amounted to a net cash use of U.S. $43.3 million. The Company used U.S. $34.4 million for seasonal working capital requirements, in line with its requirements to support its projected sales in the peak summer selling season for T-shirts in the third quarter of the fiscal year. In addition, U.S. $45.1 million of cash was utilized for capital investments, primarily for the Company’s major textile and sock manufacturing expansion projects in Honduras and the Dominican Republic, as well as for its new U.S. retail distribution centre and the expansion of its sewing capacity. The Company continues to have significant unused debt financing capacity and financing flexibility to invest in capital expenditures for further capacity expansion and cost reduction initiatives in excess of its current plans, as well as to pursue potential acquisition opportunities.

Outlook

The Company has reiterated its most recent full year diluted EPS guidance of approximately U.S. $2.20. Before restructuring charges, adjusted diluted EPS for fiscal 2007 is projected to be approximately U.S. $2.61. The Company expects adjusted diluted EPS before restructuring charges for the third and fourth quarters to be respectively 25%-30% and 30%-35% higher than the corresponding quarters of fiscal 2006.

The Company has also announced that it is increasing its planned fiscal 2007 capital expenditures to U.S. $170 million, compared with its most recent projection of approximately U.S. $145 million. The further increase is primarily due to two new major cost reduction projects, which will primarily be undertaken during fiscal 2008. The total combined capital investment required for the two projects amounts to approximately U.S. $60 million, to be spent over the next 18-24 months. The projects are expected to result in annual savings in energy and chemical costs totalling approximately U.S. $15 million once completed. In addition, the Company continues to expect to achieve significant further manufacturing efficiencies in fiscal 2008 compared to fiscal 2007, primarily as a result of the continuing ramp-up of its new offshore textile and sock manufacturing facilities, combined with the previously announced restructuring of its North American manufacturing operations.

Stock Split

The Company announced that its Board of Directors has approved a 2-for-1 stock split, to be effected in the form of a stock dividend. The split is applicable to all shareholders of record on May 18, 2007. On or about May 25, 2007, the Company’s registrar and transfer agent will mail new certificates for the additional shares to all registered Gildan shareholders as at May 18, 2007. The Company’s shares are expected to commence trading on a post-split basis on May 16, 2007 on the TSX and on May 28, 2007 on the NYSE.

Disclosure of Outstanding Share Data

As of April 30, 2007, there were 60,174,423 common shares issued and outstanding along with 460,558 stock options and 503,500 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

Gildan will hold a conference call to discuss these results today at 10:00 AM Eastern Daylight Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 33653033, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 91810860, until May 10, 2007 at midnight, or by audio webcast on Gildan's web site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major new growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Such forward-looking statements involve assumptions and known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; changes in customer demand for our products and our ability to maintain customer relationships and grow our business; the seasonality of our business; our ability to attract and retain key personnel; changes in accounting policies and estimates; and, disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other factors that may affect the Company’s future results.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as adjusted net earnings, adjusted diluted earnings per share, and free cash flow. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 1 to the condensed interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily nonrecurring.

(in US$ millions, except per share amounts)
	Q2 2007	Q2 2006	YTD 2007	YTD 2006
Net earnings	21.1	31.0	36.8	47.2
Restructuring and other charges	16.4	-	17.7	-
Less: income tax effect thereon	-	-	-	-
Adjusted net earnings	37.5	31.0	54.5	47.2

Diluted EPS	0.35	0.51	0.61	0.78
Restructuring and other charges, net of tax	0.27	-	0.29	-
Adjusted diluted EPS	0.62	0.51	0.90	0.78

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in US$ millions)
	Q2 2007	Q2 2006	YTD 2007	YTD 2006
Cash flows from operating activities	0.3	(18.0)	39.8	14.0
Cash flows used in investing activities	(43.6)	(24.0)	(74.5)	(36.5)
Free cash flow	(43.3)	(42.0)	(34.7)	(22.5)
Certain minor rounding variances exist between the financial statements and these summaries.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 1, 2007	April 2, 2006	April 1, 2007	April 2, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$232,134	$183,783	$417,963	$304,093
Cost of sales	153,386	122,375	285,337	199,790

Gross profit	78,748	61,408	132,626	104,303

Selling, general and administrative expenses	28,540	20,706	54,650	38,769
Restructuring and other charges (note 1)	16,359	-	17,750	-

Earnings before the undernoted items	33,849	40,702	60,226	65,534

Depreciation and amortization	9,475	7,712	18,249	15,142
Interest, net	1,077	703	2,048	1,269
Non-controlling interest in income of
consolidated joint venture	186	156	122	48

Earnings before income taxes	23,111	32,131	39,807	49,075

Income taxes	1,965	1,116	3,050	1,865

Net earnings	$21,146	$31,015	$36,757	$47,210

Basic EPS	$0.35	$0.52	$0.61	$0.79

Diluted EPS	$0.35	$0.51	$0.61	$0.78

Weighted average number of shares outstanding (in thousands)
Basic	60,160	60,054	60,149	60,012
Diluted	60,764	60,647	60,744	60,603

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 1, 2007	April 2, 2006	April 1, 2007	April 2, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$21,146	$31,015	$36,757	$47,210
Adjustments for:
Depreciation and amortization	10,477	7,712	20,375	15,142
Impairment loss and writedown of property, plant and equipment	3,560	-	3,560	-
(Gain) loss on disposal of assets held for sale and property, plant and equipment	(2,096)	302	(1,738)	342
Stock-based compensation costs	310	248	778	525
Future income taxes	1,235	191	1,479	418
Non-controlling interest	186	156	122	48
Unrealized foreign exchange (gain) loss	(130)	(136)	(1,588)	119
	34,688	39,488	59,745	63,804
Changes in non-cash working capital balances:
Accounts receivable	(37,971)	(51,573)	29,446	5,256
Inventories	(9,075)	(7,747)	(41,936)	(51,730)
Prepaid expenses and deposits	(397)	(624)	(1,317)	505
Accounts payable and accrued liabilities	14,209	2,485	(4,235)	(3,792)
Income taxes payable	(1,169)	(73)	(1,945)	(15)
	285	(18,044)	39,758	14,028

Cash flows from (used in) financing activities:
Increase in revolving term credit facility	43,000	-	43,000	-
Net decrease in long-term debt	(974)	(673)	(2,682)	(581)
Proceeds from the issuance of shares	400	587	769	1,447
	42,426	(86)	41,087	866

Cash flows used in investing activities:
Purchase of property, plant and equipment	(45,109)	(23,849)	(75,451)	(36,223)
Proceeds from assets held for sale	1,995	-	1,995	-
Increase in other assets	(487)	(144)	(1,008)	(251)
	(43,601)	(23,993)	(74,464)	(36,474)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	42	(44)	93	(93)

Net (decrease) increase in cash and cash equivalents during the period	(848)	(42,167)	6,474	(21,673)

Cash and cash equivalents, beginning of period	36,329	90,296	29,007	69,802

Cash and cash equivalents, end of period	$35,481	$48,129	$35,481	$48,129

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 1, 2007	October 1, 2006	April 2, 2006
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$35,481	$29,007	$48,129
Accounts receivable	139,754	165,870	103,376
Inventories	242,589	200,653	186,591
Prepaid expenses and deposits	7,074	5,757	3,889
Future income taxes	5,038	5,298	10,580
	429,936	406,585	352,565

Property, plant and equipment	348,809	302,677	282,086
Intangible assets	9,191	9,513	-
Assets held for sale	2,895	-	5,027
Other assets	4,724	4,501	4,135

Total assets	$795,555	$723,276	$643,813

Current liabilities:
Bank indebtedness	$3,500	$3,500	$3,980
Accounts payable and accrued liabilities	113,086	117,984	83,413
Income taxes payable	237	2,269	2,209
Current portion of long-term debt	21,449	21,820	19,712
	138,272	145,573	109,314

Long-term debt (note 2)	52,730	12,041	26,854
Future income taxes	29,908	29,443	32,461
Non-controlling interest in consolidated joint venture	5,776	5,654	5,442

Shareholders' equity:
Share capital	87,353	86,584	85,624
Contributed surplus	3,143	2,365	2,121
Retained earnings	452,125	415,368	355,749
Accumulated other comprehensive income	26,248	26,248	26,248
	568,869	530,565	469,742

Total liabilities and shareholders' equity	$795,555	$723,276	$643,813

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc. – Notes to interim consolidated financial statements
(tabular amounts in thousands of U.S. dollars)

For complete notes to the interim consolidated financial statements, please refer to filings with the various securities regulatory authorities.

1.     The following table summarizes the components of restructuring and other charges:

	Three months ended		Six months ended
	April 1, 2007	April 2, 2006	April 1, 2007	April 2, 2006
Accelerated depreciation (a)	$1,002	-	$2,126	-
Gain on disposal of long-lived assets (b)	(1,778)	-	(1,778)	-
Asset impairment loss (c)	3,560	-	3,560	-
Severance (c)	11,858	-	12,062	-
Other (d)	1,717	-	1,780	-
	$16,359	-	$17,750	-

(a)     In September 2006, the Company announced a restructuring of its Canadian manufacturing operations, involving the closure of its textile manufacturing facility in Valleyfield, Quebec and the downsizing of its Montreal, Quebec knitting facility, to take effect in December 2006. In the fourth quarter of fiscal 2006, the Company recorded severance charges of $2.1 million and other exit costs of $1.6 million relating to this restructuring. In addition, during the fourth quarter of fiscal 2006, the Company recorded an impairment loss of $15.1 million on all Canadian textile and related manufacturing assets, and reduced its estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $1.0 million in the second quarter of fiscal 2007 and $2.1 million for the first six months of fiscal 2007, has been classified as accelerated depreciation and included in restructuring and other charges. An additional $1.2 million of accelerated depreciation will be recorded in the second half of fiscal 2007.

(b)     During the fourth quarter of fiscal 2006, the Company announced the relocation and consolidation of its U.S. retail distribution centres, which was substantially completed by the end of the second quarter of fiscal 2007, and the closure of its Canadian distribution centre in Montreal, effective October 2006. The Company also announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia. During the second quarter of fiscal 2007, the Company sold some of the assets related to these facilities and recorded a gain of $1.8 million.

(c)     On March 27, 2007, the Company announced plans to close its two remaining textile facilities in Montreal, Canada, as well as its cutting facility in Bombay, N.Y., in the fourth quarter of fiscal 2007. In addition, the Company closed two sewing facilities in Mexico, which had been supplied with fabric from Gildan’s Canadian textile operations. In the second quarter of fiscal 2007, the Company recorded severance costs of $11.9 million primarily relating to these plant closures. The Company expects to recognize additional severance of $4.0 million during the balance of fiscal 2007. Concurrent with the restructuring of the Canadian textile operations, the Company also announced plans to relocate its corporate office, which is currently located in the same building as its Montreal knitting facility, into leased premises in the Montreal area. In the second quarter of fiscal 2007, the Company recorded a $3.6 million asset impairment loss relating to its corporate head office facility.

(d)     Other costs of $1.7 million relate to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. The Company expects to incur additional exit costs relating to these closures of approximately $2.1 million, which will be accounted for as incurred during the balance of fiscal 2007.

Gildan Activewear Inc. – Notes to interim consolidated financial statements
(tabular amounts in thousands of U.S. dollars)

2.     As at April 1, 2007, long-term debt includes $43.0 million drawn on the Company’s $200 million revolving term credit facility, which matures in July 2009. There were no amounts drawn under this facility at October 1, 2006 or April 2, 2006.

3.     The Company announced that its Board of Directors has approved a 2-for-1 stock split, to be effected in the form of a stock dividend. The split is applicable to all shareholders of record on May 18, 2007. On or about May 25, 2007, the Company’s registrar and transfer agent will mail new certificates for the additional shares to all registered Gildan shareholders as at May 18, 2007. The Company’s shares are expected to commence trading on a post-split basis on May 16, 2007 on the TSX and on May 28, 2007 on the NYSE. All earnings per share and share amounts in these interim consolidated financial statements are stated prior to the stock split.

4.     Certain comparative figures have been reclassified in order to conform to the current period’s presentation